March 10, 2026

Yang Lu
Chief Executive Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

       Re: Adlai Nortye Ltd.
           Registration Statement on Form F-3
           Filed March 10, 2026
           File No. 333-294173
Dear Yang Lu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Yu Wang, Esq.